

August 11, 2011

Via E-mail
Jaime Alberto Velásquez Botero
Vice President of Finance
Bancolombia S.A.
Carrera 48 #26-85, Avenida Los Industriales
Medellín, Colombia

> **Re: Bancolombia S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **File No. 001-32535**

Dear Mr. Velásquez Botero:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

A. Selected Financial Data, page 6

Differences between Colombian GAAP and U.S. GAAP Results, page 6

1.   Please revise the title "Net Income" under your U.S. GAAP sub-heading to label the existing line item "Net Income attributable to the Company" or similar wording to clearly indicate that it represents your share of Bancolombia S.A.'s net income, after excluding income attributable to the noncontrolling interest.

Critical Accounting Policies and Estimates under U.S. GAAP, page 104

Evaluation of Loan Portfolio Risk and Determination of Allowances for Loan Losses, page 105

2.   We note your disclosure that if necessary under U.S. GAAP, you establish a specific allowance for loan loss for non-impaired loans based on regular reviews of various loan characteristics.   In future filings, please quantify by loan type the amount of non-impaired loans for which you have established a specific allowance.

Note 31 – Differences between Colombian Accounting Principles for Banks and U.S. GAAP, page F-62

(b) Reconciliation of Stockholders' Equity, page F-63

3.   We note that your adjustments to fixed assets and intangible assets are net of depreciation and amortization expenses. Please revise future filings to reflect these adjustments on a gross basis with separate disclosure of amounts of accumulated depreciation and amortization.

e) Allowance for loan losses, financial leases, foreclosed assets and other receivables, page F-73

4.   We note that the disclosures required by ASC 310-10-50-15 and 310-10-50-6 are required to be provided by class of financing receivable. We note that in certain cases, the policies disclosed are summarized, and it is unclear whether the policy applies to each of your classes. For example, please clarify in future filings whether your non-accrual and interest recognition policies disclosed on page F-80 apply to each class of your receivables and clarify whether your policy for determining which loans are individually assessed for impairment, along with the factors considered in determining that a loan is impaired, apply to each of your loan classes.

5.   We note the difference recognized in net income under U.S. GAAP for allowance for loans, financial lease losses and other receivables materially decreased in 2010 as compared to 2009. Please tell us the reasons for such decrease and in future filings discuss the drivers of any material changes in the reconciling items if not otherwise apparent from your disclosures.

Accounting Policies for Off-Balance Sheet Credit Exposures, page F-78

6.   We note that off-balance sheet credit exposures are evaluated and an allowance recorded using the same methodologies applied to loans and allowance for loan losses in the balance sheet credit exposures. Please disclose in future filings the nature of your off-balance sheet credit exposures. In addition, please separately quantify the allowance amount recognized related to such exposures on page F-74 where you determine the difference between Colombian GAAP and U.S. GAAP.

i) Investment Securities and Derivatives, page F-81

7.   In your tabular presentation on the top of page F-81, you have a line item titled fair value adjustment on trading and available for sale securities that affects consolidated stockholders' equity under U.S. GAAP. Please explain the portion of the adjustment to equity related to trading securities and why it is appropriately reflected as an adjustment to equity instead of to net income. Similarly, you have a line item titled fair value adjustment on trading and available for sale securities that affects net income and it is unclear why, other than through impairment, the adjustment related to available for sale securities would affect consolidated net income. Please tell us, and expand your disclosures in future filings to address these questions, and whenever more than one adjustment affects a line item, please separately quantify and explain each component of the adjustment.

n) Securitization, page F-91

8.   In the second paragraph on page F-92, you disclose that some VIEs were consolidated on January 1, 2010 that were not consolidated as of December 31, 2009. For those entities that were considered to be VIEs but did not meet the requirements for consolidation, please tell us how you have complied with the disclosure requirements within ASC 810-10-50-4.   Additionally, we note that you consolidate securitizations of non-performing loan portfolios under U.S. GAAP since you retain all of the risks of the securitized non-performing loan portfolio. Please tell us how you have complied with the disclosure requirements within ASC 810-10-50-3 for those entities.

9.   Given that there are several items that affect the securitizations line item in the U.S. GAAP reconciliation, which could be going in offsetting directions, please separately identify and quantify each of the adjustments and reconciling items to arrive at the adjustment to both the net income and shareholders' equity line items on page F-62 and F-63.

t) Estimated Fair Value of Financial Instruments, page F-95

1. Fair value measurement on a recurring and non-recurring basis (ASC 820), page F-97

Impaired loans measured at fair value, page F-98

10.   We note that you measure certain impaired loans based on the fair values of the collateral less costs to sell. Such fair values were determined using internal valuation techniques including matrix pricing. Please disclose the type of assets that underlie these loans that are valued using matrix pricing. To the extent matrix pricing is not used in valuation of these assets, please tell us and disclose the methods used and key assumptions made in determining the fair value of the collateral. In addition, clarify the type of experts used to

validate the prices obtained using matrix pricing and tell us the approximate percentage of your impaired loans that are valued by experts versus other approaches.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant